July 6, 2005

Mr. Joey B. Hogan
Chief Financial Officer
Covenant Transport, Inc.
400 Birmingham Highway
Chattanooga, TN 37419

Re: Covenant Transport, Inc.
Form 10-K for the year ended December 31, 2004
Commission File Number: 000-24960

Dear Mr. Hogan:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.   Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Management's Discussion and Analysis

Overview, page 14

Increase to Claims Reserves, page 15
1. We note that the $19.6 million adjustment made in the fourth quarter of 2004, as described in this section and elsewhere in the filing, relates to the 2001-2003 fiscal years' increases in primary retention amounts for and frequency of workers compensation and casualty claims.

Supplementally explain to us why you feel this is a change in estimate versus an error, and is properly recorded during 2004.

2. As a related matter, we note that you have discussed adjusted net income for the $18 million ($12.2 million net of tax) current year adjustment to claims reserves as well as net income in your overview of results, and that you have presented a non-GAAP measure reconciliation to net income for this presentation. Assuming that this charge represents a change in estimate, we would generally not consider it to constitute a "non-recurring" item for purposes of a non-GAAP presentation. Accordingly, we believe that this presentation should be eliminated from your future reports pursuant to the guidance in Item 10 (e) of Regulation S-K. Please revise or advise. In this regard, please note we do not object to the discussion of the effect of this charge on net income in the context of the discussion of net income as measured by GAAP. Such a discussion appears to be beneficial to a reader's understanding of the financial statements and is therefore acceptable.

Table of Contractual Obligations, page 23

3. We note that you have included only principal payments in your table of contractual obligations. We generally believe you should also include estimated interest payments in the table as these represent a contractual obligation. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation. See Section IV.A of FR-72 for guidance and revise or advise.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Nature of Business, page 44

4. We note from the discussion of your business on page 4 that you are organized into four major transportation services: Expedited Team Service, Dedicated Fleet Service, Temperature Controlled Service, and Regional Truckload Service. Supplementally explain to us how you have organized your business, how this organization relates to the description on page 4, and why you feel these activities do not constitute separately reportable operating segments. Refer to the guidance in paragraph 10 of SFAS 131.

Goodwill, page 44

5. You state that, under SFAS 142, you are required to evaluate goodwill and other intangible assets with indefinite useful lives for impairment on an annual basis, with any resulting impairment recorded as a cumulative effect of a change in accounting principle. While this would be true of an impairment loss recognized as a result of the transitional impairment test, we would generally expect subsequent goodwill impairment losses to be reported as a component of income from operations before income tax as described in paragraph B183 of

SFAS 142. Please revise to clarify or supplementally explain why you believe the above referenced guidance is inappropriate.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-2247 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief